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                           September 7, 2022

       Jared Bushek
       Chief Financial Officer
       MGE Energy, Inc.
       133 South Blair Street
       Madison, WI 53788

                                                        Re: MGE Energy, Inc.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2021
                                                            Filed February 23,
2022
                                                            File No. 000-49965

       Dear Mr. Bushek:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 37

   1. We note that you identify electric margin and gas margin as non-GAAP measures on page
                                                        37, tabulate their
composition on page 38, and provide discussions and analyses of changes in these
metrics on pages 39 and 40.

                                                        Please revise your
disclosures to reconcile these non-GAAP measures individually to the most directly
comparable GAAP-based measures, which we believe would be the segment
                                                        GAAP measures of gross
margin, to comply with Item 10(e)(1)(i)(B) of Regulation S-K.

                                                        Also provide comparable
tabulations and narratives, having equal or greater prominence on the GAAP measures of
gross margin, to comply with Item 10(e)(1)(i)(A) of Regulation
                                                        S-K. Please submit the
revisions that you propose to address these concerns.
 Jared Bushek
MGE Energy, Inc.
September 7, 2022
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jenifer Gallagher, Staff Accountant at (202) 551-3706 or Karl Hiller,
Branch Chief at (202) 551-3686 with any questions.



FirstName LastNameJared Bushek                            Sincerely,
Comapany NameMGE Energy, Inc.
                                                          Division of
Corporation Finance
September 7, 2022 Page 2                                  Office of Energy &
Transportation
FirstName LastName